

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2021

Frank I. Igwealor
Chairman and Chief Executive Officer
GiveMePower Corporation
370 Amapola Ave., Suite 200-A
Torrance, CA 90501

> **Re: GiveMePower Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 19, 2021**
> **File No. 333-252208**

Dear Mr. Igwealor:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to the comment in our April 16, 2021 letter.

Amendment No. 4 to Registration Statement on Form S-1 filed April 19, 2021

General

1. We note your response to comment 1. Please update the narrative portion of the prospectus, including your Management's Discussion and Analysis of Financial Condition and other sections, as appropriate. We note that the updated financials have been prepared by a new auditor. Please also update the Experts section of the prospectus and provide an auditor consent.

   Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jonathan Burr at 202-551-5833
with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Frank I Igwealor